**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 25, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X** Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: **AngloGold Ashanti – Rand Refinery and Corporate Update**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

**25 July 2014**

# NEWS RELEASE

**ANGLOGOLD ASHANTI – RAND REFINERY AND CORPORATE UPDATE**

(JOHANNESBURG – PRESS RELEASE) – Shareholders are referred to today's announcement by Rand Refinery regarding a loan facility extended to it by certain of its shareholders, as a precautionary measure. This follows challenges encountered in the implementation of a new Enterprise Resource Planning system at the refinery. AngloGold Ashanti confirms its participation in the loan facility.

AngloGold Ashanti owns a 42.41% stake in the Rand Refinery and accounts for it using the equity accounting method as an associate. AngloGold Ashanti expects to make a provision in its accounts for $51m, which will impact second quarter earnings scheduled for release on August 11.

In addition, AngloGold Ashanti notes that costs incurred in the previously announced closure of the Yatela mine in Mali, and ongoing restructuring at its Obuasi mine in Ghana, will also impact earnings for the second quarter.

Over the past 18 months, AngloGold Ashanti has taken decisive steps to adapt to the sharp decline in the gold price by reducing costs and improving the overall quality of its portfolio to improve cash flow and returns. Part of that strategy is the closure of its Yatela mine in Mali and implementation of a range of interventions to address historic underperformance of the Obuasi mine in Ghana.

**Sponsor to AngloGold Ashanti**
UBS South Africa (Pty) Limited


**ENDS**

Contacts

Media

Chris Nthite                          +27 (0) 11 637 6388/+27 (0) 83 301 2481          cnthite@anglogoldashanti.com
Stewart Bailey                        +27 81 032 2563 / +27 11 637 6031               sbailey@anglogoldashanti.com


Investors

Stewart Bailey                        +27 81 032 2563 / +27 11 637 6031               sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)        +1 (212) 858 7702 / +1 646 379 2555             sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)          +27 11 6376763 / +27 82 821 5322               fmgidi@anglogoldashanti.com

**AngloGold Ashanti Limited**

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited

Date:  July 25, 2014

By:       /s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:     EVP: Group Legal, Commercial & Governance